D U R H A M J O N E S & P I N E G A R	Durham Jones & Pinegar, P.C. 111 East Broadway, Suite 900 P O Box 4050 Salt Lake City, Utah 84110 801.415.3000 801.415.3500 Fax www.djplaw.com	C. Parkinson Lloyd Attorney at Law plloyd@djplaw.com

May 2, 2007

BY FACSIMILE: (202) 772-9369
AND BY EDGAR AND BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
Attention: Jeffrey Gordon, Staff Accountant

Re:	nCoat, Inc. (formerly Tylerstone Ventures Corporation)
Form 8-KItem 4.01 filed February 23, 2007
File No. 333-121660

Dear Mr. Gordon:

This letter is written on behalf of nCoat, Inc. (formerly Tylerstone Ventures Corporation) (the “Company”) in response to your letter dated February 23, 2007 (the “Comment Letter”), regarding the Company’s Current Report on Form 8-K (the “Current Report”). This letter is directed to you on behalf of the Company and contains its responses to the Staff's comments set forth in the Comment Letter.

For your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company's responses.

1.   Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Currently, your disclosure only references “the audit report of Madsen dated September 28, 2006 on the Company’s consolidated financial statements as of August 31, 2006.” In an amended Form 8-K, please change your disclosure to also refer to the audit report dated September 29, 2005 on the Company’s financial statements as of August 31, 2005.

Response to Comment No. 1
The Company has amended the Current Report to refer to the audit report dated September 29, 2005, on the Company’s financial statements for the year ended August 31, 2005, as requested by the Staff.

SALT LAKE CITY | OGDEN | ST. GEORGE | LAS VEGAS

Jeffrey Gordon
U.S. Securities and Exchange Commission
May 2, 2007

2.   Your current disclosure indicates there were no reportable events during the year ended August 31, 2006 or the subsequent interim period through February 14, 2007. Please revise to also cover the year ended August 31, 2005.

Response to Comment No. 2
The Company has amended the Current Report to state that there were no reportable events during the year ended August 31, 2005, as requested by the Staff.

3.   You disclose in your Form 8-K that you have not received a letter from your former accountant stating whether they agreed with the statements made by you. This disclosure does not appear to be appropriate since you have included a letter from your former accountant as Exhibit 16. Please revise accordingly.

Response to Comment No. 3
The Company has amended the Current Report to remove the statement that the letter from the Company’s former certifying accountants had not been received, as requested by the Staff.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment No. 4
The Company has sought and obtained a letter from the Company’s former certifying accountants which is included as an exhibit to the amended Current Report.

Conclusion

In connection with this response, the Company will provide separately the letter requested in the Comment Letter and will make the requested acknowledgements. Such letter will be provided by facsimile and EDGAR, but will be mailed separately from the copies of this letter.

Please contact the undersigned or Jeffrey M. Jones of this office should you have any further questions or concerns. Thank you for your prompt attention to this matter.

Very truly yours,

Durham Jones & Pinegar, P.C.

/s/ C. Parkinson Lloyd

C. Parkinson Lloyd

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